Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Frontier Airlines Holdings, Inc.:

We consent to the use of our reports dated May 26, 2006, with respect to the balance sheets of Frontier Airlines Holdings, Inc. (formerly Frontier Airlines, Inc.) as of March 31, 2006 and 2005, and the related statements of operations, stockholders’ equity and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2006, and the effectiveness of internal control over financial reporting as of March 31, 2006, incorporated herein by reference.

/s/ KPMG LLP

Denver, Colorado
February 1, 2007